UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Calpine Corporation

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

131347304

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.131347304	13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.131347304	13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No. 131347304	13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LSP CAL HOLDINGS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.131347304	13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.131347304	13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LS POWER PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.131347304	13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No. 131347304	13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). VEGA ASSET PARTNERS, L.P. (formerly known as LUMINUS ASSET PARTNERS, LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.131347304	13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No. 131347304	13D/A	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FARRINGTON MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,999,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,999,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,999,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

CUSIP No.	131347304	13D/A	Page 11 of 15 Pages

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2008 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.001 per share (the “Shares”) of Calpine Corporation, a Delaware corporation (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment or Amendment Numbers 1, 2 or 3. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing is hereby amended by adding the following at the end thereof:

This Schedule 13D is being filed by Luminus Management, LLC (“Luminus Management”), LSP Cal Holdings I, LLC (“LSP Cal I”), LSP Cal Holdings II, LLC (“LSP Cal II”), LS Power Partners, L.P. (“Partners I”), LS Power Partners II, L.P. (“Partners II”), Luminus Energy Partners Master Fund, Ltd. (“Luminus Energy Fund”), and Vega Asset Partners, L.P. (“Vega Asset Partners”), Farrington Capital, L.P. (“Farrington”), and Farrington Management, LLC (“Farrington Management”), pursuant to their agreement to the joint filing of this Schedule 13D (the “Amended and Restated Joint Filing Agreement,” attached hereto as Exhibit 7.1).

LSP Cal I, LSP Cal II, Partners I, Partners II, Farrington and Farrington Management are together referred to herein as the “LS Power Entities.” and Luminus Management and Luminus Energy Fund are together referred to herein as the “Luminus Entities.” The LS Power Entities, the Luminus Entities, and the Vega Asset Partners are together referred to herein as the “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.”

As of April 8, 2011, Luminus Management is no longer the manager of Luminus Asset Partners.

As of May 25, 2011, Luminus Asset Partners, L.P. changed its name to Vega Assets Partners, L.P. All references in the Schedule 13D to “Luminus Asset Partners, L.P.” and “Luminus Asset Partners” are hereby amended to “Vega Asset Partners, L.P.” and “Vega Asset Partners,” respectively.

Vega Energy GP, LLC (“Vega Energy”) is the General Partner of Vega Asset Partners. Vega Asset Partners is the record owner of 2,050,696 Shares. Due to its relationship with Vega Asset Partners, Vega Energy may be deemed to have shared voting and investment power with respect to the shares beneficially owned by Vega Asset Partners. As such, Vega Energy may be deemed to have shared beneficial ownership of the Shares of which Vega Asset Partners is the owner. Vega Energy, however, disclaims beneficial ownership of such Shares.

Paul Segal directly (whether through ownership interest or position) may be deemed to control Vega Asset Partners and have shared voting and investment power with respect to the Shares owned by Vega Asset Partners. As such, Mr. Segal may be deemed to have shared beneficial ownership of the Shares owned by Vega Asset Partners. Mr. Segal, however, disclaims beneficial ownership of such Shares.

CUSIP No.	131347304	13D/A	Page 12 of 15 Pages

Jonathan Barrett directly (whether through ownership interest or position) may be deemed to control the Luminus Entities and have shared voting and investment power with respect to the Shares owned by Luminus Energy Fund. As such, Mr. Barrett may be deemed to have shared beneficial ownership of the Shares owned by Luminus Energy Fund. Mr. Barrett, however, disclaims beneficial ownership of such Shares. Mr. Barrett’s current principal occupation is president and manager of Luminus Management.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) As of August 22, 2011, LSP Cal I is the record owner of 41,209,416 Shares, representing approximately 9.0% of the outstanding Shares. Luminus Energy Fund is the record owner of 8,821,008 Shares, representing approximately 1.9% of the outstanding Shares. Farrington is the record owner of 116,350 Shares, representing approximately 0.0% of the outstanding Shares. LSP Cal II is the record owner of 18,801,793 Shares, representing approximately 4.1% of the outstanding Shares. Vega Asset Partners is the record owner of 2,050,696 Shares, representing approximately 0.4% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
LSP Cal Holdings I, LLC	0	70,999,263	70,999,263	15.5%
LSP Cal Holdings II, LLC	0	70,999,263	70,999,263	15.5%
Luminus Management, LLC	0	70,999,263	70,999,263	15.5%
Vega Asset Partners, L.P.	0	70,999,263	70,999,263	15.5%
Vegas Energy GP, LLC	0	70,999,263	70,999,263	15.5%
Luminus Energy Partners Master Fund, Ltd.	0	70,999,263	70,999,263	15.5%
LS Power Partners, L.P.	0	70,999,263	70,999,263	15.5%
LS Power Partners II, L.P.	0	70,999,263	70,999,263	15.5%
Farrington Capital, LP	0	70,999,263	70,999,263	15.5%
Farrington Management, LLC	0	70,999,263	70,999,263	15.5%

*	Based on 459,500,298 shares of common stock outstanding as of July 26, 2011 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 29, 2011.

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL	QUANTITY	AVERAGE PRICE ($)	CURRENCY
LSP Cal II	7/21/2011	N/A	22,417	N/A1	N/A
LSP Cal II	7/27/2011	N/A	29,909	N/A1	N/A
Luminus Energy Fund	8/19/2011	N/A	2,616	N/A2	N/A

1	The Reporting Person received the shares reported herein in exchange for the satisfaction of certain general unsecured claims held by the Reporting Person in connection with the Issuer’s Sixth Amended Joint Plan of Reorganization (the “Plan”), which was approved by the U.S. Bankruptcy Court for the Southern District of New York and became effective on January 31, 2008.
2	On August 19, 2011 LSP Cal II transferred 5% of the shares it received as described above to Luminus Energy Fund pursuant to an allocation agreement relating to the general unsecured claims.

CUSIP No.	131347304	13D/A	Page 13 of 15 Pages

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Original Filing is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

7.1	Amended and Restated Joint Filing Agreement, dated August 22, 2011 (filed herewith).

CUSIP No.	131347304	13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2011

Luminus Management, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LSP Cal Holdings I, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

LSP Cal Holdings II, LLC

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Executive Vice President

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name: Darpan Kapadia
Title: Managing Director

CUSIP No.	131347304	13D/A	Page 15 of 15 Pages

Luminus Energy Partners Master Fund, Ltd.

By:	Luminus Management, LLC
Its: Investment Manager

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

Vega Asset Partners, LP

By:	/s/ Paul Segal
Name: Paul Segal
Title: President

Farrington Capital, LP

By:	Farrington Management, LLC
Its: General Partner

By:	/s/ Mikhail Segal
Name: Mikhail Segal
Title: Vice President

Farrington Management, LLC

By:	/s/ Mikhail egal
Name: Mikhail Segal
Title: Vice President